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Exhibit 99.5

Consent of Independent Auditors

We hereby consent to the inclusion in this Annual Report on Form 40-F of Alliance Atlantis Communications Inc. of our auditors' report dated May 25, 2004 relating to the consolidated financial statements, our auditors' report dated May 25, 2004, except for note (a) which is as of September 13, 2004, relating to the schedule of reconciliation to generally accepted accounting principles in the United States of America and our comments by auditors on Canada-U.S.A. reporting differences dated May 25, 2004 relating to the consolidated financial statements.

September 13, 2004

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

40-F120

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  Exhibit 99.5